NEW ORIENTAL ENERGY & CHEMICAL CORP.

Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China
Tel: (86-376) 216-9211  Fax: (86-376) 681-8152

August 29, 2008

Lisa Haynes
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Oriental Energy & Chemical Corp. Form 10-KSB for fiscal year ended March 31, 2008 File No. 001-33470

On behalf of New Oriental Energy & Chemical Corp. (the “Company”) and in connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 31, 2008, regarding the above referenced Form 10-KSB, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if there is anything more you need in connection with this matter.

Sincerely,

/s/ Ben Wang
Ben Wang
Chief Financial Officer